E-Home Household Service Holdings Limited

18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

August 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	E-Home Household Service Holdings Limited
Registration Statement on Form F-3, File No. 333-289656

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: September 2, 2025

Requested Time: 4:30 pm, Eastern Time

Ladies and Gentlemen:

E-Home Household Service Holdings Limited (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-3, as amended (File No. 333-289656), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:30 p.m. Eastern Time on September 2, 2025, or as soon thereafter as possible.

Please contact our counsel, Steven Lipstein of Lucosky Brookman LLP at (732) 395-4416 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

Sincerely yours,

E-Home Household Service Holdings Limited

/s/ Wenshan Xie
Wenshan Xie
Chairman and Chief Executive Officer